Exhibit 99.1

Concord Medical Reports Financial Results for the First Quarter of 2016

BEIJING, May 24, 2016 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the first quarter of 2016[1].

First Quarter 2016 Highlights

•	Total net revenues were RMB125.0 million ($19.4 million) in the first quarter of 2016, a 17.1% decrease from net revenues from the network business of RMB150.7 million in the first quarter of 2015. Total net revenues include net revenue from the network business of RMB121.6 million ($18.9 million) and net revenue from Concord Cancer Hospital of RMB3.4 million ($0.5 million).
•	Gross profit was RMB45.4 million ($7.0 million), representing a 39.0% decrease from RMB74.4 million in the first quarter of 2015. The gross profit margin for the first quarter of 2016 was 36.3%, compared to 49.4% for the first quarter of 2015.
•	Net loss attributable to ordinary shareholders for the first quarter of 2016 was RMB32.2 million ($5.0 million), compared to net income of RMB28.5 million for the first quarter of 2015.
•	Basic and diluted loss per American Depositary Share ("ADS")[2] in the first quarter of 2016 were RMB0.73 ($0.11) and RMB0.73 ($0.11), respectively, compared to basic and diluted profit per ADS of RMB0.68 and RMB0.68, respectively, in the first quarter of 2015.
•	Non-GAAP net loss for the first quarter of 2016 was RMB30.2 million ($4.7 million), compared to non-GAAP net income of RMB30.5 million for the first quarter of 2015. Non-GAAP basic and diluted loss per ADS in the first quarter of 2016 was RMB0.67 ($0.11) and RMB0.67 ($0.11), respectively.
•	Adjusted EBITDA[3] (non-GAAP) was RMB31.0 million ($4.8 million) for the first quarter of 2016, representing a 55.0% decrease from RMB68.8 million in the first quarter of 2015.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “During the first quarter of 2016, our revenue and profit were under pressure due to the closure of cooperative centers and uncertainties in the regulatory environment. During the past quarter, our Concord Cancer Hospital in Singapore has received patients from China to receive the latest immunotherapy. Based on the inquiries we have received, we expect that the number of patients from China will see steady growth for the rest of the year.

“Also, we have accelerated the pace to open and operate our Meizhongjiahe network of specialty cancer hospitals. The first cancer hospital under the Meizhongjiahe brand, Datong Meizhongjiahe Cancer Hospital, was opened preliminarily on May 19th.

“Since receiving approvals from the government in October 2014, we have engaged in developing our first wholly-owned, Level-II specialty domestic cancer hospital in Datong, Shanxi Province. Equipped with advanced linear accelerator and MRI, the 100-bed hospital will provide advanced treatment including imaging diagnosis and radiotherapy to local patients.

Exhibit 99.1

“It is an important step for our broad strategy of building a nationwide free-standing cancer treatment and diagnosis centers chain under the brand ‘Meizhongjiahe’. Our next step is to expand the Meizhongjiahe network by establishing specialty cancer hospitals in cities such as Wuxi, Hangzhou, Taizhou, and Nanchang. There is strong patient demand in Tier II and Tier III cities in China for advanced cancer diagnosis and treatments, and we see their challenge as ours. As part of the company’s comprehensive development strategy, the network of Meizhongjiahe will join our planned premium hospitals in Beijing, Shanghai, and Guangzhou to advance the company’s domestic coverage."

2016 First Quarter Financial Results

Network Business

Net revenues from the network business were RMB121.6 million ($18.9 million), a 19.0% decrease from net revenues of RMB150.7 million in the first quarter of 2015, attributable to the closure of certain cooperative centers in our network of centers during 2015 and to changes in the revenue-sharing split according to the contracts signed between the Company and our public hospital partners. As of March 31, 2016, the Company operated a network of 125 cooperative centers in 52 cities in China and had entered into agreements to establish one additional center.

Cost of revenue of the network business was RMB72.4 million ($11.2 million), a 5.5% decrease from RMB76.3 million in the first quarter of 2015.

Gross profit from the network business was RMB49.2 million ($7.6 million), representing a 33.8% decrease from RMB74.4 million in the first quarter of 2015. The gross profit margin for the first quarter of 2016 was 40.5%, compared to 49.4% for the first quarter of 2015. The decrease was mainly due to the closure of certain cooperative centers in our network of centers during 2015 and the changes in the revenue-sharing split according to the contracts signed between the Company and our public hospital partners.

Selling expenses of the network business were RMB18.4 million ($2.8 million), representing a 29.0% decrease from RMB25.9 million in the first quarter of 2015. Selling expenses as a percentage of total net revenues decreased to 15.1% in the first quarter of 2016 from 17.2% in the first quarter of 2015. The decreases were mainly due to marketing and promotion expenses.

General and administrative expenses of the network business were RMB31.1 million ($4.8 million), representing a 45.3% increase from RMB21.4 million in the first quarter of 2015. General and administrative expenses as a percentage of total net revenues were 25.6% in the first quarter of 2016, compared to 14.2% in the first quarter of 2015. The increases were mainly due to higher travel, conference and rental expenses as compared to the same quarter in 2015 as well as to expenses occurred in setting up new domestic subsidiaries.

Exhibit 99.1

Capital expenditures were RMB18.7 million ($2.9 million) for the first quarter of 2016, compared to RMB38.9 million in the first quarter of 2015.

Accounts receivable was RMB205.1 million ($31.8 million) as of March 31, 2016, compared to RMB218.3 million as of December 31, 2015. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 157 days in the first quarter of 2016.

As of March 31, 2016, the Company had bank credit lines totaling RMB3.1 billion (US$483.9 million), of which RMB1.2 billion ($184.3 million) was utilized.

During the first quarter of 2016, the Company handled 5,093 patient treatment cases and 67,377 patient diagnostic cases, representing a 23.9% decrease and a 8.6% decrease from the first quarter of 2015, respectively, mainly due to the closure of certain cooperative centers in 2015.

Hospital Business

Concord Cancer Hospital[4] is a leading privately-owned, for-profit oncology hospital in Singapore. The Company acquired Concord Cancer Hospital, formerly known as Fortis Surgical Hospital, in April 2015 and is now transforming it into a premium cancer hospital.

Net revenues from the hospital business were RMB3.4 million ($0.5 million or S$0.7 million [5]).

Cost of service of the hospital business for the first quarter of 2016 was RMB7.2 million ($1.1 million or S$1.6 million).

Gross loss from the hospital business was RMB3.8 million ($0.6 million or S$0.8 million) in the first quarter of 2016.

Selling expenses of the hospital business were RMB0.04 million ($0.01 million or S$0.01 million) for the first quarter of 2016.

General and administrative expenses of the hospital business were RMB10.6 million ($1.6 million or S$2.2 million) for the first quarter of 2016, of which employee benefit expenses were RMB6.2 million ($1.0 million or S$1.3 million).

Capital expenditures of the hospital were RMB0.07 million ($0.01 million or S$0.01 million) in the first quarter of 2016.

As of March 31, 2016, Concord Cancer Hospital had accounts receivable of RMB2.2 million ($0.3 million or S$0.5 million). The number of days sales outstanding was 63 days.

Concord Cancer Hospital operated 31 beds and had 82 medical and non-medical staff as of March 31, 2016.

Exhibit 99.1

Recent Developments

Share Repurchase Program – On August 10, 2015, the Company announced a share repurchase program, under which Concord Medical is authorized to repurchase up to $20.0 million of its outstanding ADSs for cash in open market transactions or by other means as long as the price per ADS is no more than $7.99, depending on market conditions and other factors. As of May 20, 2016, Concord Medical had repurchased 1,511,378 ADSs, representing 4,534,134 ordinary shares, for an aggregate consideration of $7.3 million, including commissions. As of March 31, 2016, the Company had a total of 43.8 million outstanding ADSs.

Acquisition of Beijing Proton Medical Center - In January 2016, we acquired 100% equity interest in Beijing Century Friendship Science & Technology Development Co., Ltd., or Beijing Century Friendship, from Chang’an Information Industry (Group) Co., Ltd. for a cash consideration of RMB70.0 million. Beijing Century Friendship is currently a 55% shareholder of Beijing Proton Medical Center (”BPMC”) and has engaged in the proton center's establishment and construction. King Cheers Holdings Ltd, a wholly subsidiary of the Company, own approximately 25.0% of the Beijing Proton Medical Center. As a result, we ultimately own approximately 80.0% of the Beijing Proton Medical Center, with the remaining equity interest owned by China-Japan Friendship Hospital. The financial results of BPMC were consolidated into our financial results in this quarter. Currently we have received the relevant government approvals for the establishment of Beijing Proton Medical Center. The construction of this hospital project is expected to commence in the third quarter of 2016.

Preliminary opening of Datong Meizhongjiahe Cancer Hospital – On May 20, 2016, Concord Medical announced the preliminary opening of its wholly-owned Datong Meizhongjiahe Cancer Hospital, which will provide oncology as its main service, including medical oncology and surgical oncology. Located in Datong, Shanxi Province, the 100-bed hospital was registered as Level-II specialty cancer hospital with mandatory departments including radiation, imaging, test laboratory, inpatient and nursing. This hospital will apply to join the local social insurance coverage. The hospital is equipped with the advanced radiotherapy and diagnostic imaging equipment, including linear accelerator and MRI.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4480 to $1.00, the effective noon buying rate as of March 31, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, changes in fair value of derivative, and other income or expense.

[4] The financial results of Concord Cancer Hospital were consolidated into our financial results starting in the second quarter of 2015.

[5] Translation of Singapore dollar amount into U.S. dollar amount is made at a rate of SGD1.3462 to $1.00, the effective noon buying rate as of March 31, 2016, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Exhibit 99.1

Conference Call Information

Concord Medical's management will hold an earnings conference call at 8:00 a.m. Eastern Time on May 24, 2016 (8:00 p.m. Beijing/Hong Kong time on May 24, 2016).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67135090
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800906601
China Local:	400-620-8038/800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	61 2 8199 0299
Conference ID:	9744147

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of December 31, 2015, the Company operated a network of 125 centers with 74 hospital partners that spanned 52 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Exhibit 99.1

Safe Harbor Statement

This news release may contain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions. These forward looking statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government's policies and actions to control inflation. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense and bad debt provision. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense and bad debt provision are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), changes in fair value of derivatives and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

Exhibit 99.1

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2015(*)	March 31, 2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	485,440	181,287	28,115
Restricted cash, current portion	555,035	824,033	127,797
Short term investment	60,000	-	-
Accounts receivable	218,254	207,329	32,154
Inventories	3,897	3,596	558
Prepayments and other current assets	76,966	116,051	17,998
Net investments in direct financing leases, current portion	100,988	94,221	14,612
Deferred tax assets, current portion	2,447	3,147	488
Total current assets	1,503,027	1,429,664	221,722

Non-current assets
Property, plant and equipment, net	918,815	967,187	149,998
Intangible assets, net	43,453	44,277	6,867
Deposits for non-current assets	251,058	198,344	30,761
Net investments in direct financing leases, non-current portion	108,917	91,507	14,192
Deferred tax assets, non-current portion	29,069	32,084	4,976
Equity method investments	230,981	208,118	32,276
Cost method investments	22,160	22,160	3,437
Other non-current assets	54,719	55,280	8,573
Prepaid land lease payments	429,779	429,508	66,611
Total non-current assets	2,088,951	2,048,465	317,691

Total assets	3,591,978	3,478,129	539,413

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	565,994	892,141	138,359
Long-term bank borrowings, current portion	350,786	262,267	40,674
Accounts payable	808	1,994	309
Accrual for purchase of property, plant and equipment	4,881	4,400	682
Accrued expenses and other liabilities	227,840	252,944	39,228
Income tax payable	67,258	23,651	3,668
Deferred revenue, current portion	1,522	1,741	270
Dividend payable	288,157	4,655	722
Deferred tax liabilities, current portion	2,249	2,146	333
Total current liabilities	1,509,495	1,445,939	224,245

Non-current liabilities
Long-term bank borrowings, non-current portion	270,654	248,249	38,500
Deferred tax liabilities, non-current portion	48,513	53,937	8,365
Long-term secured borrowings	326,487	328,216	50,902
Other long term liabilities	3,042	2,945	457
Total non-current liabilities	648,696	633,347	98,224

Total liabilities	2,158,190	2,079,286	322,469

EQUITY
Ordinary shares	105	105	16
Treasury stock	(6)	(7)	(1)
Additional paid-in capital	1,774,330	1,758,754	272,760
Accumulated other comprehensive loss	(46,574)	(33,267)	(5,159)
Accumulated deficit	(336,329)	(368,489)	(57,146)
Total Concord Medical Services Holdings Limited shareholders' equity	1,391,526	1,357,096	210,470
Non-controlling interests	42,262	41,747	6,474

Total equity	1,433,788	1,398,843	216,944

Total liabilities and equity	3,591,978	3,478,129	539,413

(*)	Amounts for the year ended December 31, 2015 were derived from the December 31, 2015 audited consolidated financial statements while certain amounts are being reclassified for comparison purpose.

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except per ADS data)

	For The Three Months Ended
	March 31, 2015	March 31, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax , value-added tax and related surcharges :
Network	150,692	121,618	18,861
Hospital	-	3,385	525
Total net revenues	150,692	125,003	19,386

Cost of revenues:
Network	(76,317)	(72,371)	(11,223)
Hospital	-	(7,206)	(1,118)
Total cost of revenues	(76,317)	(79,577)	(12,341)

Gross profit	74,375	45,426	7,045

Operating expenses:
Selling expenses	(25,909)	(18,400)	(2,854)
General and administrative expenses	(21,430)	(41,767)	(6,477)

Operating income (loss)	27,036	(14,741)	(2,286)
Interest expense	(12,038)	(21,107)	(3,273)
Foreign exchange loss	(2,004)	(2,617)	(406)
Interest income	6,279	7,396	1,147
Changes in fair value of derivatives	-	(2,115)	(328)
Equity pick up of equity investee	2,719	5,041	782
Other (expense) income	(136)	1,411	219

Income (loss) before income tax	21,856	(26,732)	(4,145)
Income tax expenses	6,634	(5,943)	(922)
Net income (loss)	28,490	(32,675)	(5,067)

Net loss attributable to non-controlling interests	(34)	(515)	(80)

Net income (loss) attributable to ordinary shareholders	28,524	(32,160)	(4,987)

Earnings (loss) per ADS
Basic	0.68	(0.73)	(0.11)
Diluted	0.68	(0.73)	(0.11)

Weighted average number of ADS outstanding:
Basic	44,945,433	43,974,455	43,974,455
Diluted	45,114,976	43,974,455	43,974,455

Other comprehensive income, net of tax
Foreign currency translation	1,953	13,307	2,064
Total other comprehensive income, net of tax	1,953	13,307	2,064
Comprehensive income (loss)	30,443	(19,368)	(3,003)
Comprehensive loss attributable to noncontrolling interests	(34)	(194)	(30)
Comprehensive income (loss) attributable to Concord Medical Services Holdings Limited’s shareholders	30,477	(19,174)	(2,973)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended			For the three months ended
	March 31, 2015			March 31, 2016
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income (loss)	27,036	1,995	29,031	(14,741)	2,454	(12,287)
Net income (loss)	28,490	1,995	30,485	(32,675)	2,454	(30,221)
Basic earnings (loss) per ADS	0.68	0.04	0.72	(0.73)	0.06	(0.67)
Diluted earnings (loss) per ADS	0.68	0.04	0.72	(0.73)	0.06	(0.67)

(*)	The adjustments include share-based compensation and bad debt provision.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended	For the three months ended
	March 31, 2015	March 31, 2016
Net income	28,490	(32,675)
Interest expenses, net	5,759	13,711
Income tax expenses	(6,634)	5,943
Depreciation and amortization	37,076	38,204
Share-based compensation	1,995	2,069
Bad debt provision	-	385
Other adjustments	2,140	3,321
Adjusted EBITDA	68,826	30,958

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision and other adjustments. Other adjustments include foreign exchange gain,(loss) on extinguishment,changes in fair value of derivatives and other income or expense.